Exhibit 2.6

EARNOUT PROMISSORY NOTE

$1,225,000.00	February 15, 2004

FOR VALUE RECEIVED, the undersigned, Hall Kinion & Associates, Inc., a Delaware corporation (the “Hall Kinion”), promises to pay to the order of Madi, Inc. (the “Holder”), the principal sum of One Million Two Hundred Twenty Five Thousand Dollars ($1,225,000.00), plus interest from the date of hereof computed on the principal balance hereof from time to time outstanding.

Rate of Interest. This promissory note (this “Note”) shall bear interest at a rate of 10% per annum until the Note is repaid in full. In no event, however, will the interest rate payable hereunder exceed the maximum interest rate allowed by applicable usury and other laws (the “Maximum Legal Rate”), and Hall Kinion’s obligations under this Note will be reduced if necessary to not exceed the Maximum Legal Rate. Interest shall be payable monthly commencing May 15, 2004.

Maturity. The entire unpaid principal balance of this Note, together with unpaid interest accrued thereon, shall be due and payable on the earlier of (i) 14 days after the closing date of the pending merger with Kforce Inc., and (ii) February 15, 2005 (the “Maturity Date”). The principal of and interest on this Note will be payable at Hall Kinion’s principal office and shall be forwarded to the mailing address of the Holder on record with Hall Kinion, or to such other address as the Holder may from time to time designate. This Note may from time to time be extended or renewed, upon approval of Hall Kinion and Holder.

Mandatory Prepayments. This note shall be prepaid in four equal quarterly installments of principal of $306,250.00 on May 15, 2004, August 15, 2004, November 15, 2004 and February 15, 2005.

Voluntary Prepayment. Full or partial prepayment of principal and interest due under this Note may be made at any time without penalty. All prepayments will be first applied to repay accrued interest on the date of such prepayment, and then to reduce the outstanding principal balance due hereunder. Upon repayment in full of the principal hereof and accrued interest hereunder, this Note shall be surrendered to Hall Kinion for cancellation.

Events of Acceleration. The entire unpaid principal sum and unpaid interest of this Note will become immediately due and payable upon one or more of the following events:

(a) the failure of Hall Kinion to pay when due the principal balance and accrued interest on this Note and the continuation of such default for more than five (5) days after written notice in the case of accrued interest; or

(b) the execution by Hall Kinion of a general assignment for the benefit of creditors, the filing by or against Hall Kinion of a petition in bankruptcy or a petition for relief under the provisions of the federal bankruptcy act or another state or federal law for the relief of debtors.

Other Notes. This Note is one of a series of notes (the “Other Notes”) issued pursuant to an agreement, dated as of November 21, 2003, between Hall Kinion, Holder and other holders of similar notes with differing principal amounts (the “November 2003 Agreement”). All payments on this Note and the Other Notes shall be made in proportion to the principal amount of this Note and the Other Notes.

Collection and Other Remedies. If action is instituted to collect amounts owed under this Note, Hall Kinion promises to pay all reasonable costs and expenses (including reasonable attorney fees) incurred in connection with such action. In the event of a default under this Note that is not cured within applicable cure periods, the additional remedies provided in Section 1(b) of the November 2003 Agreement shall become applicable.

Waiver. No previous waiver and no failure or delay by Hall Kinion or Holder in acting with respect to the terms of this Note shall constitute a waiver of any breach, default, or failure of condition under this Note. A waiver of any term of this Note must be made in writing signed by Holder and shall be limited to the express terms of such waiver. Hall Kinion hereby expressly waives presentment, demand, notice of demand, notice of nonpayment or dishonor, protest, and notice of protest for payment at such time as any payments are due under this Note. No single or partial exercise of any power or right under this Note will preclude any other or further exercise of any power or right hereunder.

Governing Law. This Note shall be construed in accordance with the laws of the State of Delaware.

Assignment. The obligations of Hall Kinion under this Note may not be assigned without the written consent of Holder, except to Kforce, if the merger is completed. The rights of the Holder under this Note shall inure to the benefit of the successors, permitted assigns and transferees, heirs, and administrators of the Holder.

[signature page follows]

IN WITNESS WHEREOF, this promissory note is entered into this 15th day of February, 2004.

HALL KINION & ASSOCIATES, INC.

By:	/s/ Marty Kropelnicki
Name:	Marty A. Kropelnicki
Title:	Chief Financial Officer

Hall Kinion’s Address:

75 Rowland Way, Suite 200

Novato, CA 94945